Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103-7018 Telephone 215-564-8000 Fax 215-564-8120 www.stradley.com

Mark A. Sheehan, Esq.
(215) 564-8027
msheehan@stradley.com

September 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Raymond Be, Esq. Senior Counsel

Re:	Global X Funds File No. 333-151713, 811-22209

Dear Mr. Be:

On behalf of Global X Funds (the “Registrant” or the “Trust”), and its series, the Global X China Biotech Innovation ETF (the “Fund”), included in Post-Effective Amendment No. 609 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on September 3, 2020 with regard to the Amendment.  The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 22, 2020, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment.  The responses will be incorporated into a post-effective amendment filing to the Registration Statement to be made pursuant to Rule 485(a)(2) under the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 11, 2020

PROSPECTUS
1.
Comment: Please provide the Staff with a model portfolio identifying each issuer, its index weight, country, industry, market capitalization, and primary exchange listing, including whether the security is identified as H-Shares, A-Shares, P-Shares, etc. Please provide this information for the top twenty holdings of the portfolio based on the Underling Index methodology.

Response: Please find attached the requested information.
FEES AND EXPENSES
2.	Comment: Please update the Annual Fund Operating Expenses table.
Response: The Annual Fund Operating Expenses table has been updated, per the Staff’s request.
PRINCIPAL INVESTMENT STRATEGIES
3.
Comment: The Staff notes that the second paragraph includes a long embedded list of securities eligible for inclusion in the Underlying Index. Please consider using bullet points and rearranging the paragraph so it is easier to read.

Response: The Registrant has updated the second paragraph to so that the previously-embedded list of eligible securities is now presented in bullet points.
4.
Comment: The Staff notes that a portion of the Fund’s exposure will be in Red Chip companies. With a view to disclosure, please supplementally provide the Staff with the percentage of the Fund’s portfolio that is anticipated to be invested in state-owned or controlled entities, and how the Registrant considered the unique risks this may present when drafting its disclosure.

Response: The Registrant currently anticipates that approximately 2.77% of the Fund’s portfolio will be invested in state-owned or controlled entities at inception.  However, the Registrant notes that the Fund’s exposure to state-owned or controlled entities may be greater in the future. Having considered the unique risks that may be presented by the Fund’s investment in these types of securities, the Registrant has revised the Registration Statement to include China State-Owned Enterprises Risk.
5.
Comment: With regard to the reference to “securities classified in the biotechnology industry according to FactSet”, please supplementally provide an explanation of how FactSet determines how a company is involved in the biotechnology industry in China.

Response: FactSet’s company classification methodology encompasses a comprehensive review of each company’s revenues, business operations, products and services, and business description, as reported within regulatory filings (including annual reports),

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 11, 2020

company websites, and other verifiable sources. FactSet defines the biotechnology industry as consisting of “companies involved in the application of genetic engineering (genomics) and/or protein engineering (proteomics) to produce therapeutic and preventive medicine and medical diagnostic products. Companies that manufacture biotechnology equipment and provide services to the biotech industry are also included in this industry.” Pursuant to this review process, FactSet has mapped each member of the Underlying Index to the Biotechnology industry. The registrant notes, however, that certain of these companies may be classified into other industries, including the pharmaceuticals industry, pursuant to the Global Industry Classification Standard (GICS) classification framework.
To confirm each constituent’s relevance to China, the methodology of the Underlying Index requires that each member be both headquartered in mainland China or Hong Kong and listed on a major Chinese stock exchange or on a major United States stock exchange in the form of an ADR.
6.	Comment: With respect to the reference that the Underlying Index’s modified capitalization weighting is “subject to caps on the weights of the individual securities,” please clarify the caps.
Response: The Registrant has updated its disclosure to note that, during each rebalance, the maximum weight of a company is capped at 8%, the aggregate weight of companies with a weight greater than or equal to 5% is capped at 40%, all remaining companies are capped at a weight of 4.5%, and all constituents are subject to a minimum weight of 0.3%.
7.	Comment: Please supplementally explain the reference that the Underlying Index “components primarily include health care companies”, given that the Fund is a biotech ETF.
Response: The Registrant notes that the biotechnology and pharmaceuticals industries fall within the health care sector; therefore, the Fund’s investments in the companies classified in the biotechnology and pharmaceuticals industries will also constitute investments in companies that are classified in the health care sector.
SUMMARY OF PRINCIPAL RISKS
8.	Comment: At the end of the first paragraph, please remove the following sentence: “The order of the below risk factors does not indicate the significance of any particular risk factor.”
Response: The Registrant confirms that this sentence has been removed.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 11, 2020

9.
Comment: The Staff notes that “China A-Shares Risk” and “Equity Securities Risks” are the only sub-risks under “Asset Class Risk”. Please consider adding risk disclosure addressing the other types of securities the Fund plans to invest in.

Response: The Registrant notes that the current constituents included in the Fund include China A-Shares, P-Chips (securities of companies with the majority of their business operations in mainland China and controlled by individuals in China, but that are incorporated outside of China), and ADRs, which securities will be subject to the Risk of Investing in China.  Investments in China A-Shares may present unique, additional risks that are not present for securities that are traded outside of mainland China, as disclosed in China A-Shares Risk.  Additionally, the Registrant has updated its risk disclosure to further discuss the unique risks that may be posed by state owned or controlled companies, as discussed in the section titled “China State-Owned Enterprises Risk”.
10.
Comment: With regard to “Asset Class Risk”, please advise supplementally whether the Chinese government considers the biotech industry strategically important from an economic or national defense perspective. If so, and with a view to improved risk disclosure, please describe current or planned restrictions in place limiting foreign ownership or access to investment-related information and the impact the same may have on index investability. The Registrant’s response should address liquidity, valuation, and the potential impact to the effectiveness of the ETF arbitrage mechanism.

Response: The Registrant notes that Biotechnology is identified as a Strategic Emerging Industry in the Made in China 2025 Plan.  However, the Registrant is not aware of any current or planned restrictions on foreign ownership with respect to companies included in the biotechnology industry beyond those with respect to China A-Shares. Currently, investments in China A-Shares are subject to individual foreign ownership limits of 10% and aggregate foreign ownership limits of 30%.  As such, the Registrant has updated its discussion of China A-Shares Risk to further discuss the impact of aggregate foreign ownership limits on tracking error, bid-ask spreads and premiums or discounts.
11.	Comment: With regard to “Cash Transaction Risk”, please consider disclosing, if true, the risks related to liquidity.
Response: The Registrant has updated “Cash Transaction Risk” as follows:
Cash Transaction Risk: Unlike most exchange-traded funds ("ETFs"), the Fund intends to effect a significant portion of creations and redemptions for cash, rather than in-kind securities. As a result, an investment in the Fund may be less tax-efficient than an investment in a more conventional ETF. Moreover, cash transactions may have to be carried out over several days if the securities market is relatively illiquid and may involve considerable brokerage fees and taxes. These factors may result in wider spreads between the bid and the offered prices of the Fund’s Shares than for more conventional ETFs.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 11, 2020

12.	Comment: Please tailor the “Concentration Risk” disclosure to the Fund being registered. As the Fund will be concentrated, the Staff believes the “Concentration Risk” disclosure is too generic.
Response: The Registrant has updated “Concentration Risk” as follows:
Concentration Risk: ~~To the extent that~~ Because the Underlying Index concentrates in investments related to a particular industry or group of industries, the Fund will also concentrate its investments to approximately the same extent. Similarly, ~~if~~ because the Underlying Index has significant exposure to one or more sectors, the Fund’s investments will likely have significant exposure to such sectors. ~~In such event, the Fund’s performance will be particularly susceptible to adverse events impacting such industry or sector, which may include, but are not limited to, the following: general economic conditions or cyclical market patterns that could negatively affect supply and demand; competition for resources; adverse labor relations; political or world events; obsolescence of technologies; and increased competition or new product introductions that may affect the profitability or viability of companies in a particular industry or sector.~~ As a result, the value of the Fund’s investments may rise and fall more than the value of shares of a fund that invests in securities of companies in a broader range of industries or sectors. The Fund's performance is expected to be particularly impacted by:
13.	Comment: With regard to “Custody Risk”, and with a view to improved disclosure, please explain where and with whom the Fund’s assets will be custodied.
Response: The Registrant confirms that the Fund’s assets will be custodied with a qualified institution in the applicable local foreign jurisdiction. Currently, these jurisdictions include Hong Kong and the United States. In the case of China A-Shares held via the Stock Connect Programs, the Registrant has updated its risk disclosure with respect to “Risks Related to Stock Connect Programs” in order to further clarify the structure of custodial arrangement for these securities and discuss the potential risks therefrom.
14.
Comment: Significant market events have occurred since the Amendment was filed, namely as a result of the COVID-19 pandemic. Given that this is a fund that invests specifically in markets that may be destabilized as a consequence of the COVID-19 pandemic, please consider whether the Fund’s disclosures, including its risk disclosure, should be revised based on how these events are affecting the Fund, its investments, and the equity and debt markets. If the Registrant believes that no additional disclosure is warranted, please supplementally explain.

Response: The Registrant notes that the Amendment had contained updated “Geographic Risk”, “Market Risk” and “Recent Market Conditions” disclosure intended to reflect the effects of the COVID-19 pandemic on the Fund, its investments, and the equity and debt markets. For your reference, that disclosure is set forth below. Please note that “Market Risk” has been updated for reasons other than the COVID-19 pandemic based on Staff

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 11, 2020

comments to a previous amendment submitted by the Registrant, and therefore those changes are not highlighted.
SUMMARY OF PRINCIPAL RISKS

Geographic Risk: A natural, biological or other disaster could occur in a geographic region in which the Fund invests, which could affect the economy or particular business operations of companies in the specific geographic region, causing an adverse impact on the Fund’s investments in the affected region or in a region economically tied to the affected region. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Risk of Investing in China: Investment exposure to China subjects the Fund to risks specific to China. China may be subject to considerable degrees of economic, political and social instability. Concerns about the rising government and household debt levels could impact the stability of the Chinese economy. China is an emerging market and demonstrates significantly higher volatility from time to time in comparison to developed markets. Over the last few decades, the Chinese government has undertaken reform of economic and market practices, including recent reforms to liberalize its capital markets and expand the sphere for private ownership of property in China. However, Chinese markets generally continue to experience inefficiency, volatility and pricing anomalies resulting from governmental influence, a lack of publicly available information and/or political and social instability. Internal social unrest or confrontations with other neighboring countries, including military conflicts in response to such events, may also disrupt economic development in China and result in a greater risk of currency fluctuations, currency convertibility, interest rate fluctuations and higher rates of inflation. China has experienced security concerns, such as terrorism and strained international relations, as well as major health crises. These health crises include, but are not limited to, the rapid and pandemic spread of novel viruses commonly known as SARS, MERS, and COVID-19 (Coronavirus). Such health crises could exacerbate political, social, and economic risks previously mentioned. Additionally, China is alleged to have participated in state-sponsored cyberattacks against foreign companies and foreign governments. Actual and threatened responses to such activity, including purchasing restrictions, sanctions, tariffs or cyberattacks on the Chinese government or Chinese companies, may impact China’s economy and Chinese issuers of securities in which the Fund invests. Incidents involving China’s or the region’s security, including the contagion of infectious viruses or diseases, may cause uncertainty in Chinese markets and may adversely affect the Chinese economy and the Fund’s investments. Export growth continues to be a major driver of China’s rapid economic growth. Elevated trade tensions between China and its trading partners, including the imposition of U.S. tariffs on certain Chinese goods and increased international pressure related to Chinese trade policy and forced technology transfers and intellectual property protections, may have a substantial impact on the Chinese economy. Reduction in spending on Chinese products

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 11, 2020

and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions between China and the U.S. or in response to actual or alleged Chinese cyber activity), or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy. Investments in China may be subject to loss due to expropriation or nationalization of assets and property or the imposition of restrictions on foreign investments and repatriation of capital. China has implemented a number of tax reforms in recent years and may amend or revise its existing tax laws and/or procedures in the future, possibly with retroactive effect. Changes in applicable Chinese tax law could reduce the after-tax profits of the Fund, directly or indirectly, including by reducing the after-tax profits of companies in China in which the Fund invests. Uncertainties in Chinese tax rules could result in unexpected tax liabilities for the Fund.

Market Risk: Turbulence in the financial markets and reduced liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by central governments and governmental agencies, including the Federal Reserve~~,~~ or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issues, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

A FURTHER DISCUSSION OF PRINCIPAL RISKS

Geographic Risk

Geographic risk is the risk that the Fund’s assets may be concentrated in countries located in the same geographic region. This concentration will subject the Fund to risks associated with that particular region, or a region economically tied to that particular region, such as a natural, biological or other disaster. Outbreaks of contagious viruses and diseases may reduce business activity or disrupt market activity, and have the potential to exacerbate market risks in the countries and regions in which they occur. The securities in which the Fund invests and, consequently, the Fund are also subject to specific risks as a result of their business operations, including, but not limited to:

Risk of Investing in China – Economic Risk

The Chinese economy has grown rapidly in the recent past and there is no assurance that this growth rate will be maintained. In fact, the Chinese economy may experience a

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 11, 2020

significant slowdown as a result of, among other things, a deterioration in global demand for Chinese exports, as well as contraction in spending on domestic goods by Chinese consumers. In addition, China may experience substantial rates of inflation or economic recessions, which would have a negative effect on its economy and securities market. Delays in enterprise restructuring, slow development of well-functioning financial markets and widespread corruption have also hindered performance of the Chinese economy. China continues to receive substantial pressure from trading partners to liberalize official currency exchange rates.

Elevated geopolitical tensions between China and its trading partners, including the imposition of U.S. tariffs on certain Chinese goods, the imposition of trade and non-trade related barriers for certain Chinese companies, and increased international pressure related to Chinese trade policy, forced technology transfers and intellectual property protections, may have a substantial impact on the Chinese economy. Reduction in spending on Chinese products and services, institution of additional tariffs or other trade barriers (including as a result of heightened trade tensions between China and the U.S. or in response to actual or alleged Chinese cyber activity), or a downturn in any of the economies of China’s key trading partners may have an adverse impact on the Chinese economy and the Chinese issuers of securities in which the Fund invests. For example, the U.S. has added certain foreign technology companies to the U.S. Department of Commerce’s Bureau of Industry and Security’s “Entity List,” which is a list of companies believed to pose a national security risk to the U.S. Actions like these may have unanticipated and disruptive effects on the Chinese economy. Any such response that targets Chinese financial markets or securities exchanges could interfere with orderly trading, delay settlement or cause market disruptions. Public health crises or major health-related developments may have a substantial impact on the Chinese economy or holdings in the Fund. Outbreaks of contagious viruses and diseases, including the novel viruses commonly known as SARS, MERS, and Covid-19 (Coronavirus), may reduce business activity or disrupt market activity, and have the potential to exacerbate market risks such as volatility in exchange rates or the trading of Chinese securities listed domestically or abroad. Likewise, factories, ports, and critical infrastructure in China may close to limit contagion risk. Foreign investors’ access to domestic markets may also be limited during such health crises, especially if domestic exchanges are closed for an extended period. Market closures could interfere with the orderly trading or settlement mechanisms of Chinese securities listed domestically or abroad. The Chinese economy or holdings in the Fund may also be adversely impacted should health crises create political uncertainty or social unrest. The implications of such health crises is difficult to ascertain but may put strain on China’s supply chains, trading relationships, and international relations.

Market Risk

Market risk is the risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual issuers and/or general economic

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 11, 2020

conditions. Turbulence in the financial markets and reduced market liquidity may negatively affect issuers, which could have an adverse effect on the Fund. If the securities held by the Fund experience poor liquidity, the Fund may be unable to transact at advantageous times or prices, which may decrease the Fund’s returns. In addition, there is a risk that policy changes by central governments and governmental agencies, including the Federal Reserve~~,~~ or the European Central Bank, which could include increasing interest rates, could cause increased volatility in financial markets and lead to higher levels of Fund redemptions from Authorized Participants, which could have a negative impact on the Fund. Furthermore, local, regional or global events such as war, acts of terrorism, the spread of infectious illness or other public health issue, recessions, or other events could have a significant impact on the Fund and its investments and trading of its Shares. The Fund’s NAV could decline over short periods due to short-term market movements and over longer periods during market downturns.

STATEMENT OF ADDITIONAL INFORMATION – INVESTMENT OBJECTIVE, STRATEGIES AND RISK
RECENT MARKET CONDITIONS. Although the Fund seeks to track its Underlying Index, the performance of the Underlying Indices and the Fund is subject to general market conditions.
Heading into Q4 2018, market participants largely expected a hawkish Federal Reserve to continue its rising rate cycle. However, prompted by sluggish growth and amidst contemporaneous urging by the U.S. government’s executive branch, the Federal Reserve cut rates three times in 2019. The consequences were felt throughout the course of the year and across financial markets. This loosening of monetary policy comes after four rate increases in 2018.  The Federal Reserve also restarted asset purchases in September of 2019. During Q1 2020, in response to the COVID-19 outbreak, the Federal Reserve shifted to a more dovish interest rate policy. Further interest rate cuts are likely to be considered during 2020. At this point, it is difficult to predict the impact of these stimulative actions and any future rate movements on various markets.
Outside of the U.S., low growth and inflation prompted more easing from central banks in 2019. The European Central Bank began injecting €20 billion a month into the economy after halting asset purchases at the end of 2018, while the Bank of Japan signaled they were open to further interest rate cuts in the future, and China’s slowing economic growth prompted the People’s Bank of China’s first loan rate cut in three years. These actions suppressed yields on fixed income assets globally and increased bond returns. It is possible that current monetary easing may reduce available tools for central banks to support future growth, particularly if the global economy were to fall into a recession.
Consumer spending in 2019 proved resilient, bolstered by strong employment figures, low interest rates, and falling oil prices, but business investment remained muted by trade uncertainties, notwithstanding low interest rates and increasing margin pressures that

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 11, 2020

would typically drive investment into areas that can reduce long-run costs and/or increase productivity.
An outbreak of an infectious respiratory illness caused by a novel coronavirus known as COVID-19 was first detected in China in December 2019 and has subsequently been detected globally. This coronavirus has resulted in travel restrictions, closed some international borders, enhanced health screenings at ports of entry and elsewhere, disruption of and delays in healthcare service preparation and delivery, prolonged quarantines, cancellations, supply chain disruptions, and lower consumer demand, as well as general concern and uncertainty. It is possible that public health crises caused by the COVID-19 outbreak may exacerbate other pre-existing political, social and economic risks in certain countries or globally. The duration of the COVID-19 outbreak and its effects cannot be determined with certainty as of the date of this SAI.
It is impossible to predict the effects of these or similar events in the future on the Fund, though it is possible that these or similar events could have a significant adverse impact on the NAV and/or risk profile of the Fund.
15.
Comment: With regard to “Non-Diversification Risk”, please supplementally explain why this risk is necessary in light of the “caps on the weights of the individual securities” described in the Principal Investment Strategies.

Response: The Registrant notes the model portfolio weights provided pursuant to Comment 1 above demonstrate that the current contemplated portfolio would cause the Fund to be classified as a “non-diversified” company pursuant to Section 5(b) of the 1940 Act, and therefore, the Fund discloses that it is non-diversified in the Registration Statement.  As such, the Registrant believes that “Non-Diversification Risk” is appropriate for the Fund.
16.
Comment: With regard to “Reliance on Trading Partners Risk,” please clarify the sentence that states “Through its portfolio companies' trading partners, the Fund is specifically exposed to Asian Economic Risk, European Economic Risk, and North American Economic Risk.” The Staff notes that the cross reference is confusing, as it references risks located only in Item 9.  Please clarify.

Response: The Registrant has revised “Reliance on Trading Partners Risk” as follows:
Reliance on Trading Partners Risk: The Fund invests in the Chinese economy, which is heavily dependent upon trading with key partners. Any reduction in this trading, including as a result of adverse economic conditions in a trading partner's economy, may cause an adverse impact on the Chinese economy and on the companies in which the Fund invests. ~~Through its portfolio companies' trading partners~~ Because of this interdependence, the Fund ~~is specifically~~ may be indirectly exposed to downturns in other markets, and may be exposed to Asian Economic Risk, European Economic Risk, and North American Economic Risk, as discussed more fully in the Prospectus.

U.S. Securities and Exchange Commission
Attention: Raymond Be, Esq.
September 11, 2020

A FURTHER DISCUSSION OF PRINCIPAL RISKS
17.	Comment: Please explain why the Fund will be subject to the “Geographic Economic Exposure Risk” sub-risks “European Economic Risk” and “North American Economic Risk”.
Response: The Registrant has revised its risk disclosure to clarify how an economic downturn in one or more of the noted regions may impact the constituents in which the Fund invests, indirectly subjecting the Fund to the risks associated with such regions.
18.
Comment: The Staff notes that the “Geographic Risk” sub-risk “Risk of Investing in Emerging Markets” appears to be relatively generic. Please tailor the sub-risk to the risks related to investing in China, which is an emerging market, and other emerging markets relevant to the Fund.

Response: The Registrant has revised “Risk of Investing in Emerging Markets” to remove risk disclosure that is not relevant to the risks related to investing in China.

Please do not hesitate to contact me at (215) 564-8027 if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted, /s/ Mark A. Sheehan Mark A. Sheehan, Esquire cc:
Susan Lively, Esquire
General Counsel
Global X Management Company, LLC
John Belanger, Esquire
 Senior Vice President, Head of Product Management
Global X Management Company, LLC
Eric S. Purple, Esquire
Michael E. Schapiro, Esquire